Exhibit 99.1

CIBC Releases Revised Supplementary Financial Information

TORONTO, Nov. 2, 2017 /CNW/ - CIBC (TSX: CM) (NYSE: CM) released today an abridged Supplementary Financial Information package for the period ending July 31, 2017, reflecting changes to our reporting structure announced earlier this year. Beginning with the release of financial results for the fourth quarter of 2017, the reporting structure for our strategic business units will be as follows:

Canadian Personal and Small Business Banking provides personal and small business clients across Canada with financial advice, products and services through a team of advisors in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial and private banking, as well as wealth management services to meet the needs of middle-market companies, entrepreneurs, high-net-worth individuals and families, along with institutional clients across Canada.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Administration, Client Connectivity & Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

The affected pages of the Supplementary Financial Information are available for download at https://www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading Canadian-based global financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada,  in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

SOURCE CIBC - Investor Relations

View original content: http://www.newswire.ca/en/releases/archive/November2017/02/c8543.html

%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC - Investor Relations

CNW 08:00e 02-NOV-17